THIS DOCUMENT IS A CONFIRMING COPY OF THE SCHEDULE 13G FILED
IN PAPER FORMAT ON FEBRUARY 7, 1997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 2

Name of Issuer: Bancorp Hawaii, Inc.

Title of Class of Securities:  Common

CUSIP Number: 059685107


Check the following line if a fee is being paid with this
statement.   (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 059685107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Ruane, Cunniff & Co., Inc.
         13-2628641

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         None

6.  Shared Voting Power:
         None

7.  Sole Dispositive Power:
         None

8.  Shared Dispositive Power:
         None

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         None

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         0%

12. Type of Reporting Person
         BD, IA

Item 1(a) Name of Issuer: Bancorp Hawaii, Inc.

      (b)Address of Issuer's Principal Executive Offices:
         130 Merchant Street, Honolulu, Hawaii 96813

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Ruane, Cunniff & Co., Inc.
         767 Fifth Avenue, New York, NY 10153-4798
         Corp. organized under the laws of the State of Delaware

    (d)  Title of Class of Securities:  Common

    (e)  CUSIP Number:  059685107

Item 3.  This statement is filed pursuant to Rule
13d-1(b)(1).

    /x/ Broker or Dealer registered under Section 15 of the Act.

    /x/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

 Item 4. Ownership.
         None Beneficially Owned

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
         N/A


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.
         N/A

Item 8.  Identification and Classification of Members of the
Group.
         N/A

Item 9.  Notice of Dissolution of the Group.
         N/A

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:/s/ Joseph Quinones, Jr.                 February 7, 1997
    _________________________               ___________________
   Title: Vice-President                    Date







































                               -4-
69900020.AQ7